UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

928703107
(CUSIP Number)

JOHN C. RUDOLF
GLACIER PEAK CAPITAL LLC
500 108th Ave NE, Ste 905
Bellevue, WA 98004
(425) 453-5010

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON Glacier Peak Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,764,662
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,764,662
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON Glacier Peak U.S. Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,764,662
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,764,662
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON John C. Rudolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,214
	8	SHARED VOTING POWER 1,764,662
	9	SOLE DISPOSITIVE POWER 400,214
	10	SHARED DISPOSITIVE POWER 1,764,662
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 928703107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.10 par value per share (the “Shares”), of Volt Information Sciences, Inc., a New York corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1065 Avenue of Americas, New York, New York 10018.

Item 2.	Identity and Background.

(a)           This statement is filed by Glacier Peak U.S. Value Fund, L.P. (the “Fund”), a Washington limited partnership, Glacier Peak Capital LLC (“GPC”), a Washington limited liability company, and John C. Rudolf.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The business address of each Reporting Person is 500 108th Ave. NE, Ste 905, Bellevue, WA 98004.

(c)           The principal business of the Fund is investing in securities. The principal business of GPC is acting as the registered investment advisor to the Fund and other clients.  GPC is the general partner of the Fund.  The principal occupation of Mr. Rudolf is serving as President of GPC.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Fund and GPC are each incorporated in the State of Washington.  Mr. Rudolf is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the 1,764,662 Shares beneficially owned by the Fund is approximately $12,655,004, including brokerage commissions.

The Shares beneficially owned by Mr. Rudolf were purchased with personal funds in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the 400,214 Shares beneficially owned by Mr. Rudolf is approximately $2,833,428, including brokerage commissions.

CUSIP NO. 928703107

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavour to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares in the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons have had discussions with members of the Board of Directors and with stockholders of the Issuer concerning the Issuer’s continued poor financial performance, the destruction in stockholder value and the failure of senior management to address the Issuer’s poor operating results.

No Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. The Reporting Persons intend to continue to engage in communications with management and the Board of the Issuer and stockholders of the Issuer and others about the Issuer concerning their investment, the Issuer’s financial performance and strategic alternatives available to the Issuer. The Reporting Persons reserve the right to seek Board representation, make proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchase additional Shares, sell some or all of their Shares, engage in short selling of or any hedging or similar transaction with respect to the Shares, or change their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 20,872,795 Shares outstanding as of September 5, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 12, 2014.

As of the close of business on the date hereof, the Fund beneficially owned 1,764,662 Shares, constituting approximately 8.5% of the issued and outstanding Shares.  All of such Shares are owned by various investment advisory clients or employees of GPC.  The Fund is deemed to be the beneficial owner of those Shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, due to its discretionary power to make investment decisions over such Shares for its clients and employees.  By virtue of their relationship with the Fund discussed in further detail in Item 2, each of GPC and Mr. Rudolf may be deemed to beneficially own the Shares owned directly by the Fund.

As of the close of business on the date hereof, Mr. Rudolf beneficially owned 400,214 Shares, including 30,000 Shares held in an account he controls for the benefit of his wife and 149,817 Shares held in various accounts he controls for the benefit of other family members, constituting approximately 1.9% of the Shares outstanding.

(b)           The Fund, GPC and Mr. Rudolf share the power to vote and dispose of the Shares owned directly by the Fund.  Mr. Rudolf has the sole power to vote and dispose of the Shares he owns directly and the Shares held in accounts for the benefit of his wife and other family members.

CUSIP NO. 928703107

(c)           The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 21, 2014, each of the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Glacier Peak U.S. Value Fund, L.P., Glacier Peak Capital LLC and John C. Rudolf dated October 21, 2014.

CUSIP NO. 928703107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2014
GLACIER PEAK U.S. VALUE FUND, L.P. By: Glacier Peak Capital LLC, its general partner

By:	/s/ John C. Rudolf
	Name:	John C. Rudolf
	Title:	President

GLACIER PEAK CAPITAL LLC

By:	/s/ John C. Rudolf
	Name:	John C. Rudolf
	Title:	President

/s/ John C. Rudolf
JOHN C. RUDOLF

CUSIP NO. 928703107

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

GLACIER PEAK U.S. VALUE FUND, L.P.
1,200	9.0300	08/14/2014
2,200	8.7918	08/18/2014
3,700	8.7805	08/19/2014
300	8.7800	08/20/2014
2,234	8.7451	08/22/2014
2,000	8.2505	10/07/2014
600	7.9600	10/08/2014
1,150	7.9791	10/10/2014

GLACIER PEAK CAPITAL LLC
	None

	JOHN C. RUDOLF

2,234	8.7451	08/22/2014